Exhibit 99.1

FOR IMMEDIATE RELEASE:

WESTERN DIGITAL COMMITTED TO CREATING SIGNIFICANT VALUE THROUGH SANDISK ACQUISITION

Unis Union Terminates Investment Agreement After CFIUS Ruling

Western Digital Will Pay $67.50 Per Share in Cash and 0.2387 Shares of Western Digital Common Stock Per Share of SanDisk Common Stock

Acquisition of SanDisk Expected to Close in the Second Calendar Quarter of 2016

IRVINE, Calif. — February 23, 2016 — Western Digital® Corporation (NASDAQ: WDC) today announced its agreement with Unisplendour Corporation Limited (Unis) and Unis Union Information System Ltd. (Unis Union), a subsidiary of Unis that agreed to make a $3.775 billion equity investment in Western Digital, has been terminated by Unis Union after a decision by the Committee on Foreign Investment in the United States (CFIUS) to conduct an investigation into the proposed investment. Western Digital affirmed its commitment to the acquisition of SanDisk Corporation (NASDAQ: SNDK) and announced that the shareholders of SanDisk will receive the alternate merger consideration as outlined in the merger agreement. Western Digital believes the combination is compelling and will create significant value for its shareholders.

Under the terms of the merger agreement with SanDisk announced on Oct. 21, 2015, if the transaction with Unis Union and Unisplendour has not closed or has been terminated by the time of the consummation of the merger, Western Digital will pay $67.50 per share in cash and 0.2387 shares of Western Digital common stock per share of SanDisk common stock. This alternate merger consideration is in lieu of the consideration that would have been paid if the Unis Union investment had closed. The alternate merger consideration values SanDisk at $78.50 per share based on Western Digital’s closing share price on February 22, 2016.

Western Digital, Unis and Unis Union have been notified by CFIUS that it is undertaking an investigation of the proposed Unis Union investment under the Exon-Florio Amendment to the Defense Production Act, triggering a 15-day period during which either Western Digital or Unis Union may terminate the stock purchase agreement.

Western Digital Committed to Creating Significant Value Through SanDisk Acquisition

As a result, Unis Union has informed Western Digital that it has decided to terminate the agreement under which Unis Union would have acquired a 15% equity stake in Western Digital for $3.775 billion through the purchase of newly issued Western Digital common stock at a price of $92.50 per share. None of Western Digital, Unis or Unis Union will incur a termination fee as a result of the termination.

Western Digital and Unis continue to have a strong strategic relationship and their joint venture agreement in China announced on Nov. 9, 2015 remains on track to become operational by the second calendar quarter of 2016, pending regulatory approvals.

“We continue to look forward to our transformational combination with SanDisk and capitalizing on the growth opportunities ahead of us as the demand for data storage continues to increase, despite the inability to carry out the equity investment by Unis,” said Steve Milligan, chief executive officer of Western Digital. “We believe the strategic rationale for this acquisition is even more compelling today than when we first announced it in October last year given industry trends and strong execution by both companies. The alternate merger consideration continues to create significant value for both sets of shareholders and will allow us to maintain our financial flexibility.”

Western Digital maintains an open dialogue with its shareholders and looks forward to continued engagement with them.

The combination with SanDisk will continue to transform Western Digital into a storage solutions company with global scale, extensive product and technology assets and deep expertise in non-volatile memory (NVM). Western Digital will double its addressable market and expand its participation in the higher-growth solid state drive industry. The combination will enable a strong solutions capability and provide Western Digital with stable NAND supply at scale.

The company expects significant synergies from vertical integration and additional cost savings from the transaction which are expected to drive additional shareholder value. Western Digital expects to achieve total annual run-rate synergies of $500 million within 18 months post-closing and approximately $1.1 billion by 2020. Coupled with the significant synergies from the HGST integration, the combined

Western Digital Committed to Creating Significant Value Through SanDisk Acquisition

company will have a highly attractive margin profile and strong cash flow generation. In addition, Western Digital expects to achieve rapid deleveraging, reducing debt by $3 billion within a short period of time after the closing of the transaction.

Western Digital continues to expect the transaction with SanDisk to close during the second calendar quarter of 2016 and has received regulatory approvals in the U.S., EU, Singapore, Japan, Taiwan, South Korea and Turkey. The transaction remains subject to other customary closing conditions, including receipt of shareholder approvals from both companies and regulatory approvals in other jurisdictions.

About Western Digital

Western Digital Corporation (NASDAQ: WDC) is an industry-leading developer and manufacturer of storage solutions that enable people to create, leverage, experience and preserve data. The company addresses ever-changing market needs by providing a full portfolio of compelling, high-quality storage solutions with effective technology deployment, high efficiency, flexibility and speed. Our products are marketed under the HGST and WD brands to OEMs, distributors, resellers, cloud infrastructure providers and consumers. For more information, please visit www.hgst.com and www.wd.com.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital Corporation’s (“Western Digital”) product and technology positioning, the anticipated benefits and timing of the integration of HGST and WD, the investment in the company by Unisplendour Corporation and Western Digital’s proposed merger with SanDisk Corporation (“SanDisk”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital

Western Digital Committed to Creating Significant Value Through SanDisk Acquisition

expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the company’s filings with the Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events.

Western Digital Committed to Creating Significant Value Through SanDisk Acquisition

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that SanDisk’s stockholders do not approve the merger or that Western Digital’s stockholders do not approve the issuance of stock in the merger (to the extent such approval is required), potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Western Digital’s most recent registration statement on Form S-4, referred to below. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Western Digital Committed to Creating Significant Value Through SanDisk Acquisition

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Western Digital and SanDisk. In connection with the proposed merger, Western Digital filed a registration statement on Form S-4 with the SEC on December 11, 2015, as amended by Amendment No. 1, dated January 27, 2016 and by Amendment No. 2, dated February 5, 2016, which was declared effective by the SEC on February 5, 2016, and Western Digital filed the definitive proxy statement/prospectus on February 5, 2016. Western Digital and SanDisk began to mail the definitive joint proxy statement/prospectus to their respective stockholders on February 5, 2016. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

Participants in Solicitation

Western Digital, SanDisk and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus referred to above. You can find

Western Digital Committed to Creating Significant Value Through SanDisk Acquisition

information about Western Digital’s and SanDisk’s executive officers and directors in the definitive proxy statement referred to above and about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015. You can obtain free copies of these documents from Western Digital and SanDisk, respectively, using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus filed on Western Digital’s most recent Form S-4.

Western Digital Committed to Creating Significant Value Through SanDisk Acquisition

Western Digital Media Contact:	Western Digital Investor Contact:
Jim Pascoe	Bob Blair
Western Digital Corp.	Western Digital Corp.
408.717.5950	949.672.7834
jim.pascoe@wdc.com	robert.blair@wdc.com

Brunswick Group Media Contact:
Monika Driscoll
Brunswick Group
212.333.3810